EXHIBIT 99.1

Annual Meeting of Shareholders
to be held Wednesday, June 26, 2013

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

May 17, 2013

Suite 610 – 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 26, 2013

NOTICE IS HEREBY GIVEN that the 2013 annual meeting (the “Meeting”) of the shareholders of Gold Standard Ventures Corp. (the “Company”) will be held at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C., on Wednesday, June 26, 2013, at 9:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2012 and the report of the auditor on those statements.

2.	To set the number of directors for the ensuing year at seven.

3.	To elect directors for the ensuing year.

4.	To appoint the auditor for the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

5.
To consider and, if thought advisable, ratify and approve the Company’s existing stock option plan as more particularly described in the Company’s management information circular dated May 17, 2013 accompanying this Notice of Meeting (the “Information Circular”).

6.	To consider and, if thought advisable, ratify and approve the Company’s Advance Notice Policy as more particularly described the Information Circular.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

This notice is accompanied by the management Information Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.  Shareholders are requested to read the Information Circular and, if unable to attend the Meeting in person, complete, date, sign and return the proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has fixed the close of business on May 17, 2013 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.  The Board of Directors has also fixed 9:00 a.m. (Vancouver time) on Monday, June 24, 2013, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent, Computershare Investor Services Inc.

DATED at Vancouver, British Columbia, as of the 17th day of May, 2013.

GOLD STANDARD VENTURES CORP.

(signed) “Jonathan T. Awde” By: ________________________ Jonathan T. Awde President and Chief Executive Officer

INFORMATION CIRCULAR

The information contained in this Information Circular, unless otherwise indicated, is as of May 17, 2013.

This Information Circular is being mailed by the management of the Company to everyone who was a shareholder of record of the Company on May 17, 2013 (the “Record Date”), which is the date that has been fixed by the Board of Directors of the Company (the “Board”) as the record date to determine the shareholders who are entitled to receive notice of and to vote at the Meeting.

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the 2013 annual meeting of the shareholders of the Company that is to be held on Wednesday, June 26, 2013 at 9:00 a.m. (Vancouver time) at The Terminal City Club, 837 West Hastings Street, Vancouver, B.C. The solicitation of proxies will be primarily by mail. Certain employees or directors of the Company may also solicit proxies by telephone, email or in person. The cost of solicitation will be borne by the Company.

The Company is not sending proxy-related materials using notice and access this year. Rather, the Meeting Materials (as defined below) are being sent to both registered and non-registered owners of the Company’s common shares (each a “Share”) in accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to deliver proxy solicitation materials to the beneficial owners of the Shares. The Company may pay the reasonable costs incurred by such persons in connection with such delivery.

If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities laws from the Intermediary (as defined below) holding the Shares on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for: (i) delivering these materials to you; and (ii) executing proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions or form of proxy delivered to you.

Under the Company’s Articles, one shareholder entitled to vote at the Meeting must be present in person or by proxy at the Meeting before any action may validly be taken at the Meeting.  If such a quorum is not present in person or by proxy, the Company will reschedule the Meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested or otherwise required, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of 66 2/3% of the votes cast will be required (a “special resolution”).

WHO CAN VOTE?

Registered shareholders whose names appear on the Company’s central securities register maintained by Computershare Investor Services Inc. (“Computershare”), the Company’s registrar and transfer agent, as of the close of business on May 17, 2013, the Record Date, are entitled to attend and vote at the Meeting.  Each Share is entitled to one vote.

If your shares are registered in the name of a “nominee” (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled “Non-Registered Shareholders” set out below.

HOW TO VOTE

If you are a registered shareholder and eligible to vote, you can vote your shares in person at the Meeting or by signing and returning the accompanying form of proxy (the “Proxy”) by mail in the prepaid envelope provided or vote using the telephone or Internet as indicated on the form.  Please see “Registered Shareholders” below.

If your shares are not registered in your name but are held by a nominee (usually a bank, trust company, securities broker or other financial institution), please see “Non-Registered Shareholders” below.

REGISTERED SHAREHOLDERS

You are a registered shareholder if your shares are registered in your name on the Company’s central securities register maintained by Computershare.

Voting in Person

If you plan to vote in person at the Meeting do NOT complete and return the Proxy.

Instead, you will need to register with Computershare when you arrive at the Meeting and your vote will be taken and counted at the Meeting.

If your Shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer’s authority should be presented at the Meeting.

Voting by Proxy

If you do not wish to or cannot attend the Meeting in person, you may appoint someone else to attend the Meeting and act as your proxyholder to vote in accordance with your instructions. You can submit your Proxy as follows:

By Mail

Complete the Proxy or any other proper form of proxy, sign, date and return it, together with the power of attorney or other authority if any, under which it was signed or a notarially certified copy, to:

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1.

By Telephone or Internet

To complete your voting instructions using the telephone call 1-866-732-VOTE (8683) toll free and follow the prompts.

You can also vote using the Internet by going to www.investorvote.com and following the instructions.

You will need to insert your 15 digit control number found at the bottom of the first page of the Proxy to vote by telephone or the Internet.

Whichever method you choose, the Proxy must be received or voting instructions completed at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the time set for the Meeting or any adjournment thereof.  In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

You May Choose Your Own Proxyholder

The persons named in the Proxy are directors and/or executive officers of the Company. YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS.  TO EXERCISE THIS RIGHT, YOU MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF YOUR NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

Your Voting Instructions

The persons named in the Proxy will vote or withhold from voting the Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon, and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.  In the absence of such specifications, your Shares will be voted in favour of each of the matters referred to herein.  Each such matter is described in greater detail elsewhere in this Information Circular.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.  It is the intention of the persons designated in the Proxy to vote in accordance with their best judgement on such matters or business.  At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.

Revocation of Proxies

A Proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and either delivered to the Company’s head (and registered) office at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4 at any time up to 4:00 p.m. (Vancouver time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders are “non-registered shareholders” (“Non-Registered Holders”) because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. or The Depository Trust & Clearing Corporation) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy or voting instruction form, as applicable, (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders and seek voting instructions unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare as provided above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form” or “VIF”) which the Intermediary must follow. Typically, the VIF will consist of a one page pre-printed form.  The Non-Registered Holder must properly complete and sign the VIF and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Shares they beneficially own. However, without specific voting instructions, Intermediaries and their agents and nominees are prohibited from voting shares for their clients. Accordingly, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the persons named in the form of proxy or VIF and insert the name of such Non-Registered Holder or such other person’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or VIF is to be delivered.

Every Intermediary has its own instructions on how to return the VIF; however, generally, you can submit your VIF as follows:

By Mail

Complete the enclosed VIF, sign and return it in the envelope provided.

By Telephone or the Internet

If you want to submit your voting instructions by telephone or using the Internet, see the enclosed VIF for details.

By Appointing Someone Else

If may also appoint someone else, who need not be a shareholder of the Company, to attend the Meeting and vote for you.  Follow the instructions on the enclosed VIF.

If you are voting by instruction, you are subject to an earlier deadline so that your nominee has enough time to submit your instructions to us.  Every Intermediary has its own procedures to follow, therefore please read your VIF carefully.

Voting in Person

If you plan to vote in person at the Meeting:

●	nominate yourself as appointee by printing your name in the space provided on the VIF. Your vote will be counted at the Meeting so do NOT complete the voting instructions on the form;

●	sign and return the VIF, following the instructions provided by your Intermediary; and

●	register with the transfer agent, Computershare, when you arrive at the Meeting.

You may also nominate yourself as proxyholder online, if available, by typing your name in the “Appointee” section on the electronic ballot.

If you bring your VIF to the Meeting, your vote will NOT count. Your vote can only be counted if you have returned the VIF in accordance with the instructions above and attend the Meeting and vote in person.

Your Voting Instructions

If you do not specify how you want to vote, the persons named in the VIF as appointees will vote FOR each item of business.  If you appointed someone else to attend the Meeting and vote on your behalf, he or she can vote as they see fit.

Revocation of Voting Instructions

A Non-Registered Holder may revoke a VIF or a waiver of the right to receive the Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven (7) days prior to the Meeting.

UNITED STATES SHAREHOLDERS

This solicitation of proxies involves securities of a corporation incorporated in Canada and is being effected in accordance with the corporate laws of the province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of the provinces of Canada differ from the disclosure and proxy solicitation requirements under United States securities laws. The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a significant portion of its assets and the assets of such persons are located outside the United States. Shareholders may not have standing to bring a claim against a foreign corporation or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign corporation and its officers and directors to subject themselves to a judgment by a United States court.

ELECTRONIC DELIVERY OF DOCUMENTS

Each year the Company delivers documentation to its shareholder in accordance with applicable corporate and securities laws including interim consolidated financial reports, the annual reports (including audited annual consolidated financial statements and MD&A), the notice of annual and/or special meeting and related management information circular and materials, and other corporate information about the Company. In an effort to make this process more convenient, cost effective and environmentally friendly, shareholders may choose to receive the Company’s documentation, including the Meeting Materials, electronically in lieu of receiving documentation in paper form by mail.  Shareholders who do not consent to receive documentation electronically will continue to receive such documentation by mail or otherwise, in accordance with applicable securities laws.

By consenting to electronic delivery, shareholders: (i) agree to receive all documents to which they are entitled electronically, rather than by mail; and (ii) understand that access to the Internet and certain system requirements (currently Adobe Acrobat Reader to view Adobe’s portable document format (“PDF”)) are required to receive a document electronically.

The Company may, at any time, elect to not send a document electronically, or a document may not be available electronically. In either case, a paper copy of the document will be mailed to shareholders.

Registered shareholders can consent to electronic delivery by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup” to set up a user account as noted in the enclosed Proxy accompanying the Meeting Materials.  Shareholders who enrol to receive electronic delivery of documents will receive a notification via email when a new document is available with a link to access the document online.

Shareholders are not required to consent to electronic delivery and may, at any time, revoke or modify any previously given consent to electronic delivery and receive a paper copy of any document at no cost by changing their user account at www.computershare.com/eDelivery accordingly.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued Shares are entitled to be voted at the Meeting and each has one vote. As of May 17, 2013 there were 83,820,109 Shares issued and outstanding.

Only those shareholders of record on May 17, 2013 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owns, or exercises control or direction, directly or indirectly, over Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company which have the right to vote in all circumstances:

Name and Municipality of Residence	Number of Shares	Percentage of Issued and Outstanding Shares
FCMI Parent Co. Toronto, Ontario	12,774,300 (1)	15.24%

(1)	This information is not within the knowledge of the management of the Company and has been extracted from insider reports filed by FCMI Parent Co. and available through the Internet at www.sedi.ca.

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended December 31, 2012 will be placed before you at the Meeting. A copy of these financial statements, together with the auditor’s report thereon, and management’s discussion and analysis, were mailed to those shareholders who returned the request for annual and interim financial statement return card mailed to shareholders in connection with the Company’s 2012 annual meeting and indicated to the Company that they wished to receive same. These financial statements and MD&A are also available for review on SEDAR. See Part 8 “OTHER INFORMATION – Additional Information” below.

ELECTION OF DIRECTORS

Directors of the Company are elected for a term of one year. Management proposes to nominate the persons named under the heading “Nominees for Election” below for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.

It is proposed to set the number of directors at seven. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the setting of the number of directors, the persons named in the enclosed Proxy will vote FOR the number of directors of the Company to be set at seven (7).

Nominees for Election

The Board of directors of the Company presently consists of seven (7) directors to be elected annually. At the Meeting, it is proposed to keep the number of directors elected at seven (7) directors to hold office until the next annual general meeting or until their successors are duly elected or appointed. Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the election of directors, the persons named in the enclosed Proxy will vote FOR the election of the seven (7) nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy shall have the right to vote for another nominee in their discretion.

The following table and notes thereto state the names, provinces/states and countries of residence of all persons proposed to be nominated for election as directors, the date on which each of them first became a director of the Company, all positions and offices with the Company held by each of them, the principal occupation or employment of each of them, and the approximate number of Shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by each of them as at the date of this Information Circular. The biographical information set out below as to principal occupation of, and number of Shares owned by, each of the nominees, not being within the knowledge of the Company, has been furnished by the nominees. The Company has an Audit Committee, a Compensation Committee and a Corporate Governance Committee, the members of which are indicated below.

Name, Province/State and Country of Residence and Position with Company	Present Principal Occupation (1)	Previously a Director Since	Shares Owned (2)
Jonathan T. Awde B.C., Canada President, CEO and Director	President and Chief Executive Officer of Gold Standard Ventures Corp.	July 13, 2010	3,408,200
David Morrell Cole (3) (4) (5) Colorado, U.S.A. Director	President and Chief Executive Officer, Eurasian Minerals Inc. (TSX-V – EMX and NYSE-MKT - EMXX), March 2003 to present	March 29, 2012	Nil
David C. Mathewson Nevada, U.S.A. Vice-President– Exploration and Director	Mining and exploration geologist, 1968 to present; Vice-President, Exploration, Gold Standard Ventures Corp.	July 13, 2010	1,309,500
Robert J. McLeod (3) (4) (5) B.C., Canada Director	Exploration geologist, March 2003 to present; Chief Executive Officer, Vice-President, Operations, and director, Full Metal Minerals Ltd. (TSXV – FMM), June 2003 to present	June 28, 2011 Previously a director from July 13, 2010 to March 17, 2011	Nil
Richard S. Silas B.C., Canada Corporate Secretary and Director	Principal of Universal Solutions Inc., private company providing management and administration services to TSX Venture Exchange issuers, 1997 to present; Secretary, Gold Standard, July 13, 2010 to present (President and Chief Executive Officer from Aug. 26, 2009 to July 13, 2010)	April, 2009	764,650
Jamie D. Strauss London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present; former Managing Director of UK, BMO Capital Markets, 2007 to 2009	September 5, 2012	Nil
William E. Threlkeld (3) (4) (5) Colorado, U.S.A. Director	Geologist, Senior Vice-President, Seabridge Gold Inc. (TSX – SEA and NYSE – SA), since 2001	March 17, 2011	Nil

(1)
Includes occupations for preceding five years unless the director was elected at the previous annual meeting and wasshown as a nominee for election as a director in the information circular for that meeting.

(2)
The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, or over which control or direction, directly or indirectly, is exercised by each proposed nominee as of May 17, 2013. This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(3)	Member of audit committee. Robert J. McLeod is Chair of the audit committee.

(4)	Member of compensation committee. Robert J. McLeod is Chair of the compensation committee.

(5)	Member of corporate governance committee. Robert J. McLeod is Chair of the corporate governance committee.

The Company does not have an executive committee. Pursuant to the provisions of the Business Corporations Act (British Columbia) the Company is required to have an audit committee whose members are indicated above.  See also Part 6 “AUDIT COMMITTEE” below.  The Company also has a compensation committee and a corporate governance committee whose members are indicated above.  See Part 4 “EXECUTIVE COMPENSATION” and Part 7 “CORPORATE GOVERNANCE”.

Corporate Cease Trade Orders or Bankruptcy

Corporate Cease Trade Orders

Save and except as disclosed below, as of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, within ten years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)
was subject to an event that resulted, after the director or executive officer ceased to be director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period or more than 30 consecutive days; or

(c)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Richard S. Silas and Jonathan T. Awde are former directors and officers of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSX Venture Exchange.  Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010.  Effective August 18, 2010, Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date.  Richard S. Silas also resigned as a director and officer of Northern Star effective such date.

Penalties or Sanctions

As of the date of this Information Circular, no proposed nominee for election as a director of the Company is, or has been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

As of the date of this Information Circular, no proposed nominee for election as a director of the Company has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interests which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Except as disclosed in this Information Circular, to the Company’s knowledge, there are no known existing or potential conflicts of interest among the Company and its promoters, directors, officers or other members of management as a result of their outside business interests except that certain of the directors, officers, promoters and other members of management now or may in the future serve as directors, officers, promoters and members of management of other public companies, some of which are or may be involved in mineral exploration and development, and therefore it is possible that a conflict may arise between their duties as a director, officer, promoter or member of management of the Company and their duties as a director, officer, promoter or member of management of such other companies.

APPOINTMENT OF THE AUDITOR

Davidson & Company LLP, Chartered Accountants, have served as the Company’s auditor since their initial appointment on July 13, 2010.  See also Part 6 “AUDIT COMMITTEE”.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote FOR the appointment of Davidson & Company LLP, Chartered Accountants, to serve as auditor of the Company until the next annual meeting of the Company’s shareholders and to authorize the directors of the Company to fix its remuneration.

ANNUAL RATIFICATION OF STOCK OPTION PLAN

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) specifies that all listed issuers must implement a stock option plan.  The Company’s current stock option plan, which was adopted on June 28, 2011 and subsequently amended on June 13, 2012 (the “Option Plan”), is a “rolling” plan as characterized by Exchange policy pursuant to which the aggregate number of Shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the Company’s issued and outstanding Shares from time to time.  Exchange policy requires that shareholder approval for “rolling” stock option plans must be obtained annually.

The material terms of the Option Plan are as follows:

1.
The number of shares subject to each option is determined by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board, provided, at the time the options are granted, that:

(a)	the number of shares subject to option, in the aggregate, not exceed 10% of the Company’s then issued shares;

(b)	no more than 5% of the issued shares of the Company may be granted to any one optionee in any 12 month period (unless the Company has obtained “disinterested” shareholder approval);

(c)	no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period; and

(d)	no more than an aggregate of 2% of the issued shares of the Company may be granted to persons employed to provide "investor relations activities" in any 12 month period.

2.
The exercise price of the options cannot be set at less than the last closing price of the Company’s shares on the stock exchange on which the Shares of the Company are then listed on the day before the date on which the options are granted by the Company, less the maximum allowable discount from market as may be permitted under the policies of such exchange, if any, or such other minimum exercise price as may be required by such exchange.

3.	The options may be exercisable for a period of up to 10 years.

4.
All options are non-assignable and non-transferable and, if granted at an exercise price less than market, will be legended with a four month Exchange hold period commencing on the date the stock options are granted;

5.
The options shall be subject to such vesting requirements, if any, as may be determined by the Board from time to time provided that options granted to consultants performing “investor relations activities” must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

6.	Reasonable topping up of options granted to an individual will be permitted.

7.
The option can only be exercised by the optionee and only so long as the optionee is a director, officer, employee or consultant of the Company, any of its subsidiaries or a management company employee or within a reasonable period of time, not to exceed one year, after the optionee ceases to be in at least one of such positions to the extent that the optionee was entitled to exercise the option at the date of such cessation.

8.
In the event of death of an optionee, the option previously granted to him shall be exercisable as to all or any of the Shares in respect of which such option has not previously been exercised at the date of the optionee's death (including in respect of the right to purchase Shares not otherwise vested at such time), by the legal representatives of the optionee at any time up to and including (but not after) a date one year following the date of death of the optionee or the expiry time of the option, whichever occurs first.

9.
Options may provide that, in the event of the sale by the Company of all or substantially all of the property and assets of the Company or in the event of a take-over bid is made for the Shares of the Company, the optionees under such options shall be entitled, for a stated period of time thereafter, to exercise and acquire all Shares under their option, including in respect of Shares available under the option that are not otherwise vested at that time.

10.
Disinterested shareholder approval for any reduction in the exercise price of a previously granted option shall be obtained prior to the exercise of such options if the optionee is an “insider” of the Company at the time of the proposed reduction.

The full text of the Option Plan is available for review on SEDAR under the Company’s profile at www.sedar.com.

At the Meeting, the shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

"RESOLVED, as an ordinary resolution, THAT:

1.	the Company’s stock option plan adopted June 28, 2011, as amended June 13, 2012, (the “Option Plan”) be and is hereby ratified, confirmed, authorized and approved;

2.
the reservation under the Option Plan of up to a maximum of 10% of the issued shares of the Company, on a rolling basis, as at the time of granting of the stock option pursuant to the Option Plan be and the same is hereby authorized and approved; and

3.
any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents, agreements and instruments, and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the doing of any such act or thing.”

Recommendation of the Board

The Board unanimously recommends that the shareholders vote in favour of ratifying and approving the Option Plan.

Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Option Plan, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

RATIFICATION AND APPROVAL OF THE ADVANCE NOTICE POLICY

Background and Purpose of the Advance Notice Policy

Effective May 3, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Company. The Advance Notice Policy fixes a deadline by which holders of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

A copy of the Company’s Advance Notice Policy is attached to this Information Circular as Schedule “A”.  In order to remain effective following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the shareholders of the Company at the Meeting.
Terms of the Advance Notice Policy

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy which is attached to this Information Circular as Schedule “A”.

1.
Other than pursuant to: (i) a “proposal” made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “BCBCA”); or (ii) a requisition of the shareholders made in accordance with section 167 of the BCBCA, shareholders of the Company must give advance written notice to the Company of any nominees for election to the board of directors.

2.
The Advance Notice Policy fixes a deadline by which holders of shares must submit, in writing, nominations for directors to the Secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that such holders must include with their nominations in order to be effective. Unless nominated in accordance with the provisions of the Advance Notice Policy, no person will be eligible for election as a director of the Company.

3.
For an annual meeting of shareholders, notice to the Company must be not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following such public announcement.

4.
For a special meeting of shareholders (that is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.
In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of notice by a nominating shareholder as set forth above.

6.
To be in proper form, a the notice must include: (a) as to each proposed nominee for election as a director: (i) the name, age, business and residential address of the person; (ii) the principal occupation or employment of the person; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws (as defined in the Advance Notice Policy); and (b) as to the nominating shareholder giving the notice: (i) any proxy, contract, arrangement or understanding pursuant to which such nominating shareholder has a right to vote or direct the voting of any shares of the Company and (ii) any other information relating to such nominating shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCBCA and Applicable Securities Laws. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

7.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy; provided, however, that nothing in the Advance Notice Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the BCBCA or the discretion of the chairman. The chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the Advance Notice Policy and, if any proposed nomination is not in compliance with such policy, to declare that such defective nomination shall be disregarded.

For the purposes of the Advance Notice Policy, “public announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Shareholder Approval of Advance Notice Policy

If approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchanges, or to conform to industry standards.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

Accordingly, at the Meeting the shareholders will be asked to consider, and if deemed advisable, to pass the following resolution:

“RESOLVED, as an ordinary resolution, THAT:

1.
The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Company’s management information circular dated May 17, 2013, be and is hereby ratified, confirmed, authorized and approved;

2.
The board of directors of the Company be and is authorized, in its sole discretion, to administer the Advance Notice Policy and amend, alter or modify same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.”

The Board recommends a vote “FOR” the approval of the Advance Notice Policy.  Unless the shareholder directs that his or her Shares be otherwise voted or withheld from voting in connection with the approval of the Advance Notice Policy, the persons named in the enclosed Proxy will vote FOR the approval of the above resolution.

PART 4 – EXECUTIVE COMPENSATION

As defined under applicable securities legislation, the Company had four "Named Executive Officers" during the financial year ended December 31, 2012 as set out below:

Jonathan T. Awde	-	President and Chief Executive Officer
Michael N. Waldkirch	-	Chief Financial Officer
David C. Mathewson	-	Vice-President, Exploration
Richard S. Silas	-	Secretary

Definitions: For the purpose of this Information Circular:

"CEO" means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"CFO" means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

"closing market price" means the price at which the Company’s security was last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

"company" includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

"equity incentive plan" means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-based Payment;

"external management company" includes a subsidiary, affiliate or associate of the external management company;

"grant date" means a date determined for financial statement reporting purposes under IFRS 2 Share-based Payment;

"incentive plan" means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

"incentive plan award" means compensation awarded, earned, paid, or payable under an incentive plan;

"NEO" or "named executive officer" means each of the following individuals:

(a)	a CEO;
(b)	a CFO;

(c) each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of National Instrument 51-102, for that financial year; and

(d) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year;

"non-equity incentive plan" means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

"option-based award" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

"plan" includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons;

"replacement grant" means an option that a reasonable person would consider to be granted in relation to a prior or potential cancellation of an option;

"repricing" means, in relation to an option, adjusting or amending the exercise or base price of the option, but excludes any adjustment or amendment that equally affects all holders of the class of securities underlying the option and occurs through the operation of a formula or mechanism in, or applicable to, the option; and

"share-based award" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation philosophy, objectives, and processes and to discuss compensation decisions relating to the Company’s Named Executive Officers.

The Company’s policies on compensation for its Named Executive Officers are intended to provide appropriate compensation for executives that is internally equitable, externally competitive and reflects individual achievements in the context of the Company. The overriding principles in establishing executive compensation provide that compensation should:

(a)	reflect fair and competitive compensation commensurate with an individual’s experience and expertise in order to attract, motivate and retain highly qualified executives;

(b)	reflect recognition and encouragement of leadership, entrepreneurial spirit and team work;

(c)	reflect an alignment of the financial interests of the executives with the financial interest of the Company’s shareholders;

(d)	include stock options and, in certain circumstances, bonuses to reward individual performance and contribution to the achievement of corporate performance and objectives;

(e)	reflect a contribution to enhancement of the Company’s shareholder value; and

(f)	provide incentive to the executives to continuously improve operations and execute on corporate strategy.

The Named Executive Officers’ compensation program is, therefore, designed to reward the Named Executive Officers for increasing shareholder value, achieving corporate performance that meets pre-defined objective criteria, improving operations and executing on corporate strategy.  The same approach is taken by the Company with respect to the compensation of senior management personnel other than the Named Executive Officers.

Goals and Objectives

The Board has established a compensation committee (the “Compensation Committee”) which is currently comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld.

The purpose of the Compensation Committee is to make recommendations to the Board regarding (a) executive compensation (including philosophy and programs); (b) management development and succession; (c) compensation of the members of the Board; and (d) broadly applicable compensation and benefit programs; however, it is the Board as a whole who is responsible for determining the final compensation (including long-term incentive in the form of stock options) to be granted to the Company’s executive officers and directors to ensure that such arrangements reflect the responsibilities and risks associated with each position. Management directors are required to abstain from voting in respect of their own compensation thereby providing the independent members of the Board with considerable input as to executive compensation.

As a junior natural resource issuer, the Company’s executive compensation program focuses primarily on rewarding the efforts of its executives in increasing shareholder value and meeting the goals and objectives established by the Board for the Company as a whole and each executive on an individual basis. The Compensation Committee is responsible for reviewing executive compensation with respect to the achievement of these goals on an annual basis and making recommendations to the Board with input from the Company’s Chief Executive Officer.  In doing so, the Compensation Committee recognizes the importance of ensuring that overall compensation for Named Executive Officers is not only internally equitable, but also competitive within the market segment for junior natural resource issuers.  Specifically, the Compensation Committee’s review and evaluation includes measurement of, among others, the following areas: (a) the achievement of corporate objectives, such as financings, exploration programs and successes, acquisitions, joint ventures and other business development, in particular having regard to budgetary constraints and other challenges facing the Company; (b) the Company’s financial condition; and (c) the Company’s share price, market capitalization and shareholder returns. The Compensation Committee also takes into consideration the value of similar incentive awards to executive officers at comparable companies and the awards given to executive officers in past years.

The goal of the Compensation Committee is to meet at least twice a year to assess, evaluate, monitor and make recommendations to the Board regarding appropriate executive compensation policies as well as succession planning and will meet more frequently if required.

As set out below, decisions relating to option grants are made by the Board based on input from the Compensation Committee and Chief Executive Officer, as applicable, and having regard to the intended purpose of such grants as long-term incentives.

Executive Compensation Program

The Board’s compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Company.

Executive compensation is comprised of three principal elements: base fee or salary, short-term incentive compensation (discretionary cash bonuses) and long-term incentive compensation (share options).

Base fee or salary is intended to be competitive with, but not at the high end of the range of, similar issuers in the junior natural resource market.  After base fee or salary, options are considered to be long-term incentives and the most important form of long-term compensation, as they provide incentive to build shareholder value. The amount of options granted is proportional to the recipient’s position in the Company.  Bonuses are the least important of the three components and are determined at year-end. It is anticipated that, if granted, they will be equal to a fraction of base fee or salary.

Each element has a different function, as described in greater detail below, but all elements work together to reward the Named Executive Officers appropriately for personal and corporate performance.

Base Fee or Salary

Base fees or salaries are considered an essential element in attracting and retaining the Company’s senior executives (including the Named Executive Officers) and rewarding them for corporate and individual performance.  Base fees or salaries are established by taking into account level of skills, expertise and capabilities demonstrated by the senior executives, individual performance and experience, level of responsibility and competitive pay practices by comparable junior natural resource issuers. See “Independent Executive Compensation Report” below.

Base fees or salaries are reviewed annually by the Board and are adjusted, if appropriate, to reflect performance and market changes taking into account the recommendations of the Compensation Committee.

In addition to base fee or salary, the Named Executive Officers are reimbursed by the Company for reasonable out-of-pocket expenses incurred in connection with their employment with the Company.

Short-Term Incentives

The Company provides senior executives (including the Named Executive Officers) with the opportunity to receive discretionary cash bonuses as determined by the Board based on the recommendations of the Compensation Committee and having regard to individual and corporate performance over the past financial year.  Bonuses are primarily designed to align the financial interests and personal motivation of the Named Executive Officers with the interests of the Company and are intended to reward the executive officers for meeting or exceeding the individual and corporate performance objectives set by the Board.  See the “Summary Compensation Table” below for details of the discretionary bonuses paid to the Named Executive Officers of the Company for the fiscal year ended December 31, 2012.

Long-Term Incentives

The Company’s long-term incentive compensation for senior executives (including the Named Executive Officers) is provided through stock option grants under the Option Plan, which permits the granting of options to purchase up to a maximum of 10% of the then issued and outstanding Shares. Each Named Executive Officer is eligible for option grants as determined by the Board, based on the recommendation of the Compensation Committee and input from the Chief Executive Officer. Subject to the terms of the Option Plan and the rules and policies of the Exchange, the number of options and the exercise price of all options, are dependent on each officer’s level of responsibility, authority and importance to the Company and the degree to which such officer’s long term contribution to the Company will be key to its long-term success.  The options granted under the Option Plan may be exercisable for the period determined by the Board at the time of grant, subject to the terms of the Option Plan and the policies of the Exchange.

Participation in the Option Plan is considered to be a critical component of compensation that provides incentive to the Named Executive Officers to create long-term growth and shareholder value, as the value of the options is directly dependent on the market valuation of the Company.  As such, stock options reward overall corporate performance, as measured through the price of the Company’s shares and enables executives to acquire and maintain a significant ownership position in the Company.

Stock options are normally granted by the Board when an executive officer first joins the Company based on his level of responsibility within the Company. Additional grants may be made periodically to ensure that the number of options granted to any particular officer is commensurate with the officer’s level of ongoing responsibility within the Company and to ensure equity and fairness in the granting process. The Board also evaluates the number of options an officer has been granted, the exercise price of the options and the term remaining on those options when considering further grants.  Options are usually priced at the closing trading price of the Company’s shares on the business day immediately preceding the date of grant and the current policy of the Board is that options expire five years from the date of grant.

See Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details of the material terms of the Company’s Option Plan.

Independent Executive Compensation Report

In February, 2012, the Compensation Committee engaged Hummingbird Consultants Ltd., doing business as Roger Gurr & Associates, (“Gurr”) to provide an independent review of executive and board compensation to assist the Company in developing an appropriate compensation strategy (including a comparator group of mining companies) to attract, retain and motivate staff to achieve the Company’s development plans. In its report to the Compensation Committee dated February 29, 2012 (the “Gurr Report”), Gurr recommended that the Company’s overall approach to executive compensation include a comparator group of mining exploration companies of similar size as the Company in terms of current market capitalization with a focus on gold and that compensation should be based upon median levels but with some significant emphasis upon performance based compensation so as to drive overall compensation above median towards top quartile, if justified based on company performance.

Utilizing the following criteria:

●           early stage exploration
●           focus on precious metals – primarily gold or gold/copper
●           properties primarily in the Americas
●           market capitalization in the range of $50 - $200 million

Gurr developed a comparator group of 22 mining companies and determined that the Company’s executive compensation levels were at or slightly below the minimum salary range of the comparative group.  Gurr also found that in order to remain competitive, the Company should consider annual discretionary bonus opportunities in the range of 20% to 45% for its Named Executive Officers with discretionary bonuses at the higher end of the range for the Company’s senior executive officers, subject to the achievement of performance based objectives and having regard to the creation of shareholder value.

After considering the Gurr Report within the context of the achievement of certain corporate objectives by management in 2011 including, but not limited to, the Company’s exploration successes, capital financings, share price and shareholder returns, the Compensation Committee recommended increases in the base fee/salaries paid to the Company’s Named Executive Officers for the fiscal year ended December 31, 2012 ranging from 22% in the case of Jonathan T. Awde (President and Chief Executive Officer) to 51% in the case of Michael N. Waldkirch (Chief Financial Officer). With the exception of the increase to David C. Mathewson (Vice-President, Exploration), each increase recommended by the Compensation Committee was slightly lower than the midpoint salary for the Named Executive Officers set out in the Gurr Report. In Mr. Mathewson’s case, the Compensation Committee recommended an increase closer to the maximum salary range contained in the Gurr Report in light of the Company’s recent exploration successes at its Railroad Project due, in large part, to the efforts of Mr. Mathewson.  Such increases were subsequently adopted and approved by the Board, with each Named Executive Officer, as applicable, abstaining from voting in respect of his own compensation.   See “Summary Compensation Table” below.

Performance Graph

The chart below shows the percentage change in the Company’s cumulative shareholder return commencing July 13, 2010 (the date on which the Shares commenced trading on the Exchange following completion of the Company’s acquisition of JKR Gold Resources Inc. pursuant to a statutory plan of arrangement) and ending December 31, 2012, based upon a $100 investment made on July 13, 2010 in Shares, against the cumulative total shareholder return of the S&P/TSX Composite Index over the same period.

	July 13, 2010(1)	December 31, 2010 (2)	December 31, 2011(2)	December 31, 2012(2)	Average Annual Return
$100 Investment in Base Period	$100.00	$104.29	$107.14	$190.00	36.42%

Notes:
(1)      The Shares commenced trading on the Exchange on July 13, 2010.
(2)      The Company’s last business day of the year.

As described above, the Compensation Committee considers various factors in determining the compensation of the Named Executive Officers and share performance is one performance measure that is reviewed and taken into consideration with respect to executive compensation.

The Company’s compensation policies provide a significant portion of each senior executive’s compensation package in the form of stock option compensation. The options are intended to be competitive and forward-looking.  See “Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards” below for details of current stock options granted by the Company to the Named Executive Officers.

However, the Company operates in a commodity business and the share price can be directly impacted by the market prices of gold and other precious metals, which fluctuate widely and are affected by numerous factors that are difficult to predict and beyond the Company’s control.  The Company’s share price is also affected by other factors beyond the Company’s control, including general and industry-specific economic and market conditions. The Compensation Committee evaluates financial performance by reference to the Company’s operating performance rather than short-term changes in share price based on its view that the Company’s long-term operating performance will be reflected by stock price performance over the long-term, which is especially important when the current stock price may be temporarily depressed by short-term factors, such as recessionary economies and operating markets or depressed commodity prices or temporarily increased due to market conditions or events. The movement in share price of the Company is not considered wholly representative of actions taken with respect to executive compensation.

Summary Compensation Table

The following table sets out certain information respecting the compensation paid to the CEO and CFO and the three most highly compensated executive officers, other than the CEO and CFO, whose total compensation was more than $150,000 for each of the Company’s three most recently completed financial years. These individuals are referred to collectively as the “Named Executive Officers” or “NEOs”.

Name and principal position	Year (1)	Salary	Share based Awards	Option Based Awards (2)	Non-equity incentive plan compensation		Pension Value	All other Compensation ($) (3)	Total Compensation
					Annual Incentive Plans	Long-Term Incentive Plans
Jonathan T. Awde President and CEO	2012 2011 2010	$206,667 (4) (5) $175,000 (4) (6) $149,405 (4)	Nil Nil Nil	$146,903 (7) $134,453 (7) $177,711 (7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$77,000 (8) $40,000 (8) Nil (9)	$430,570 $349,453 $327,116
Michael Waldkirch CFO	2012 2011 2010	$132,667(10)(11) $108,000 (10) $18,000 (10)	Nil Nil Nil	$48,968 (12) $76,626 (12) $118,474(12)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$52,750 (13) $54,000 (13) Nil (14)	$234,385 $238,626 $136,474
David C. Mathewson VP, Exploration	2012 2011 2010	$189,787 (15) $148,365 $154,545	Nil Nil Nil	$48,968 (16) $59,757 (16) $246,694(16)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$106,454 (17) $19,782 (17) Nil	$345,209 $227,904 $401,239
Richard S. Silas Secretary	2012 2011 2010	$125,333(18)(19) $105,000 (18) $30,000(18)	Nil Nil Nil	$39,174 (20) $44,818 (20) $118,474(20)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$33,500 (21) (22) 9,000 (21) (22) Nil (22)	$198,007 $158,818 $148,474

Notes:

(1)
Effective July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR Gold Resources Inc. (“JKR Gold”) in exchange for 24,784,571 Shares resulting in the former shareholders of JKR Gold acquiring control of the Company (the “Acquisition”). Legally, the Company is the parent of JKR Gold; however, the Acquisition has been accounted for as a reverse acquisition by JKR Gold, the legal subsidiary, being treated as the accounting parent and the Company, the legal parent, being treated as the accounting subsidiary. Accordingly, the compensation figures for 2010 represent the total compensation paid to the Named Executive Officers by JKR Gold for 2010 and that paid by the Company in 2010 from the date of the Acquisition on July 13, 2010 to December 31, 2010. The 2011 and 2012 figures represent the total compensation paid to the Named Executive Officers by the Company and JKR Gold on a consolidated basis.

(2)
Refer to options granted under the Company’s Option Plan based on the fair value of such stock options granted during the fiscal years ended December 31, 2012, December 31, 2011 and December 31, 2010. See “Incentive Plans Awards” below. The fair value of the options granted annually is obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming the following: 2012 – life expectancy of 5 years, a risk free rate of 1.63%, a forfeiture rate of 0% and volatility of 125%; 2011 – life expectancy of 3 to 5 years, a risk free rate of 0.95% to 0.97%, a forfeiture rate of 0% and volatility of 125%; and 2010 - life expectancy of 2 to 5 years, a risk free rate of 0.65% to 0.87%, a forfeiture rate of 0% and volatility of 125%.

(3)
The value of perquisites received by each of the Named Executive Officers, including property or other personal benefits provided to the Named Executive Officers that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the Named Executive Officer's total compensation for the financial year.

(4)	This amount was paid to a private company controlled by Mr. Awde.

(5)
Effective May 1, 2012, the management fee paid to the private company controlled by Mr. Awde increased from $15,000 per month to $18,333 per month based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(6)
Effective March 1, 2011, the management fee paid to the private company controlled by Mr. Awde increased from $12,500 to $15,000 per month in accordance with the terms of the underlying agreement which provided for such increase in the event Company completed an equity financing of not less than $10,000.000.  On March 3, 2011, the Company completed a non-brokered private placement of 12,578,947 Shares at a price of $0.95 per share for gross proceeds of $11,950,000.  This figure reflects the lower management fee of $12,500 paid in January and February, 2011.

(7)
During the year ended December 31, 2012 Mr. Awde was granted options to purchase a total of 150,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share. During the year ended December 31, 2011 Mr. Awde was granted options to purchase a total of 225,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Awde was granted options to purchase a total of 300,000 Shares of the Company for a period of five years at an exercise price of $0.65 per share.

(8)	During the year ended December 31, 2012, a discretionary bonus of $77,000 (2011 - $40,000) was paid to a private company controlled by Mr. Awde.

(9)	During the year ended December 31, 2010, interest of $9,860 was paid to a private company controlled by Mr. Awde.

(10)	This amount was paid to a private company controlled by Mr. Waldkirch for financial management fees.

(11)
Effective May 1, 2012, the financial management fee paid to the private company controlled by Mr. Waldkirch increased from $9,000 per month to $13,583 per month based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(12)
During the year ended December 31, 2012 Mr. Waldkirch was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share. During the year ended December 31, 2011 Mr. Waldkirch was granted options to purchase a total of 105,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share (as to 75,000 shares) and $1.26 per share (as to 30,000 shares).  During the year ended December 31, 2010 Mr. Waldkirch was granted options to purchase a total of 200,000 Shares of the Company for a period of five years at an exercise price of $0.65 per share.

(13)
Of this amount, $12,000 (2011 - $34,000) was paid to a private company controlled by Mr. Waldkirch for professional fees.  The balance of $40,750 (2011 - $20,000) was paid to a private company controlled by Mr. Waldkirch in the form of a discretionary bonus.

(14)	During the year ended December 31, 2010, interest of $5,080 was paid to a private company controlled by Mr. Waldkirch.

(15)
Effective May 1, 2012 and August 31, 2012, the salary paid to Mr. Mathewson increased from US$12,500 per month to US$16,667 per month to US$18,333 per month based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(16)
During the year ended December 31, 2012 Mr. Mathewson was granted options to purchase a total of 50,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.  During the year ended December 31, 2011 Mr. Mathewson was granted options to purchase a total of 100,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Mathewson was granted options to purchase a total of 400,000 Shares of the Company for a period of five years at an exercise price of $0.65 per share (as to 300,000 shares) and $0.82 per share (as to 100,000 shares).

(17)	This amount was paid to Mr. Mathewson in the form of a discretionary bonus.

(18)	This amount was paid to a private company controlled by Mr. Silas for administrative management and secretarial fees.

(19)
Effective May 1, 2012, the consulting fees paid to the private company controlled by Mr. Silas increased from $9,000 per month to $11,167 per month based, in part, on the recommendations contained in the Gurr Report. See “Compensation Discussion and Analysis – Independent Executive Compensation Report” above.

(20)
During the year ended December 31, 2012 Mr. Silas was granted options to purchase a total of 40,000 Shares of the Company for a period of five years at an exercise price of $1.16 per share.  During the year ended December 31, 2011 Mr. Silas was granted options to purchase a total of 75,000 Shares of the Company for a period of five years at an exercise price of $0.71 per share.  During the year ended December 31, 2010 Mr. Silas was granted options to purchase a total of 200,000 Shares of the Company for a period of five years at an exercise price of $0.65 per share.

(21)	This amount was paid to a private company controlled by Mr. Silas in the form of a discretionary bonus.

(22)	During the year ended December 31, 2012, rent reimbursement of $73,575 (2011 - $73,575; 2010 - $30,656) was paid to a private company controlled by Mr. Silas.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each Named Executive Officer at December 31, 2012:

	Option-based Awards				Share-based Awards (2)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Jonathan T. Awde President and CEO	300,000 225,000 150,000	$0.65 $0.71 $1.16	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017	$204,000 $139,500 $25,500	N/A	N/A
Michael N. Waldkirch CFO	200,000 75,000 30,000 50,000	$0.65 $0.71 $1.26 $1.16	July 13, 2015 Jan. 25, 2016 June 29, 2016 Feb. 2, 2017	$136,000 $46,500 $2,100 $8,500	N/A	N/A
David C. Mathewson VP, Exploration	300,000 100,000 100,000 50,000	$0.65 $0.82 $0.71 $1.16	July 13, 2015 Oct. 6, 2015 Jan. 25, 2016 Feb. 2, 2017	$204,000 $51,000 $62,000 $8,500	N/A	N/A
Richard S. Silas Secretary	200,000 75,000 40,000	$0.65 $0.71 $1.16	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017	$136,000 $46,500 6,800	N/A	N/A
TOTAL	1,895,000			$1,076,900.00

(1)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2012 of $1.33 and the stock option exercise price, multiplied by the number of Shares under option.

(2)	The Company has not granted any share-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2012, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012 for each Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
Jonathan T. Awde President and CEO	Nil	N/A	N/A
Michael N. Waldkirch CFO	Nil	N/A	N/A
David C. Mathewson VP, Exploration	Nil	N/A	N/A
Richard S. Silas Secretary	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2012.

See also Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan” for details regarding the material provisions of the Company’s Option Plan.

Pension Plan Benefits

The Company does not have any pension, retirement or deferred compensation plans, including defined contribution plans.

Termination and Change of Control Benefits

The Company has entered into consulting and/or employment agreements (collectively the “Consulting Agreements”) with the Named Executive Officers (or private companies controlled by such Named Executive Officers) which provide for termination payments in certain circumstances. An amount equal to two times each Named Executive Officer’s annual base fee/salary plus bonus is payable in the event that the Named Executive Officer is terminated without cause, and each Named Executive Officer is entitled to terminate his engagement with the Company and receive a payment in an amount equal to three times the Named Executive Officer’s annual base fee/salary plus bonus if: (a) there is a “change of control” of the Company; and (b) a specified “trigger event” occurs.  Each Named Executive Officer has a period of 180 days from the occurrence of the trigger event to exercise the termination right under his Consulting Agreement.

Under the Consulting Agreements, a “change of control” includes the occurrence of any of the following events: (a) the acquisition of a 20% voting interest in the Company by a shareholder of the Company; (b) the completion of a consolidation, merger, amalgamation or statutory arrangement between the Company and another person (other than a subsidiary of the Company) pursuant to which all or part of the outstanding voting shares of the Company are changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Company or any other person or for cash or any other property; (c) the sale by the Company of property or assets, (i) aggregating more than 50% of the consolidated assets of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company, or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company, to any other person or persons (other than the Company or one or more of its subsidiaries); and (iv) a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Company or a succession of meetings occurring within six months of each other, whereby individuals who were members of the Board immediately prior to such meeting or succession of meetings, as applicable, cease to constitute a majority of the Board.

A “trigger event” under the Consulting Agreements includes the occurrence of any of the following events: (i) a substantial change in the nature of the services to be performed by the Named Executive Officer; (ii) a material reduction of the base fee or any other form of compensation payable by the Company, except where are all senior executives or consultants of the Company are subject to relatively similar reductions in such value, (iii) a material breach by the Company of any provision of the Consulting Agreement; (iv) a change in the city in which the Named Executive Officer is regularly required to carry out the terms of his Consulting Agreement; (v) the Company ceases to operate as a going concern; (vi) the Company fails to pay when due a material amount payable by it under the Consulting Agreement; or (vii) the successor, if any, fails to effectively assume the Company’s obligations under the Consulting Agreement.

At current annual base fee/salary and discretionary bonus levels, if a change of control occurred followed by a trigger event, and all Named Executive Officers exercised their rights under the Consulting Agreements, they would be entitled to change of control payments aggregating approximately $2,727,363 or approximately $681,841 per Named Executive Officer on average.

Other than pursuant to the Consulting Agreements, there is no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any payment from the Company or its subsidiaries in the event of (a) the resignation, retirement or any other termination of the officer’s employment with the Company or its subsidiaries; (b) a change of control of the Company or any of its subsidiaries; or (c) a change in the officer’s responsibilities following a change in control.

The following table sets out estimates of the incremental amounts payable to each Named Executive Officer upon identified termination events, assuming each such event took place on the last business day of fiscal year 2012. The table below assumes the exercise of all unexercised options (both vested and unvested) on December 31, 2012.

	Jonathan T. Awde ($)	Michael N. Waldkirch ($)	David C. Mathewson ($) (1)	Richard S. Silas ($)
Termination Without Cause/Constructive Dismissal Base Fee/Termination PaymentBenefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	440,000.00 Nil 117,000.00 369,000.00 Nil	326,000.00 Nil 60,750.00 193,100.00 Nil	437,756.00 Nil 126,236.00 325,500.00 Nil	268,000.00 Nil 42,500.00 189,300.00 Nil
Triggering Event Following a Change in Control Base Fee/Termination Payment Benefits and Perks Annual Incentives (2) Long-Term Incentives (3) Pension Benefits	660,000.00 Nil 175,500.00 369,000.00 Nil	489,000.00 Nil 91,125.00 193,100.00 Nil	656,634.00 Nil 189,354.00 325,500.00 Nil	402,000.00 Nil 63,750.00 189,300.00 Nil

(1)	All amounts paid in US$ have been converted to C$ using the closing exchange rate on December 31, 2012 as reported by the Bank of Canada of C$0.9949 for every US$1.00.

(2)	Based on the simple average of the discretionary bonuses paid to the Named Executive Officers by the Company for the fiscal years ended December 31, 2012 and 2011.

(3)	Assumes the exercise of all vested “in-the-money” options on December 31, 2012. The closing price of the Company’s shares on the Exchange on December 31, 2012 was $1.33 per share.

Compensation of Directors

As part of its mandate, the Compensation Committee is responsible for annually reviewing and recommending to the Board a compensation package for its members.  In considering the directors' compensation packages, the Compensation Committee takes into consideration the relative responsibilities of directors in serving on the Board and the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies (although it does not specifically engage in benchmarking for the purposes thereof).

Commencing October 1, 2011, the Board adopted a policy of paying its non-executive directors an annual fee of $24,000 ($2,000 per month) as payment for their services as directors of the Company.  The Gurr Report found that such annual fee approximated the top quartile of the comparator group used to evaluate executive compensation and proposed no immediate change to the cash compensation paid to the directors of the Company. William E. Threlkeld, who is FCMI Parent Co.’s nominee director on the Board, has voluntarily waived payment of such fee. See Part 2 “VOTING SHARES AND PRINCIPAL HOLDERS THEREOF”. Directors who are also executive officers of the Company are not entitled to receive any additional compensation for acting in their capacities as directors of the Company.

Directors are also eligible to participate in the Company’s Option Plan, which is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Individual grants are determined by an assessment of each individual director’s current and expected future performance, level of responsibilities and the importance of his/her position and contribution to the Company.

Other than as aforesaid and the reimbursement of expenses incurred as directors, there were no other arrangements, standard or otherwise, pursuant to which directors of the Company were compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts during the financial year ended December 31, 2012.

Director Compensation Table

The following table sets forth information regarding the compensation paid to the Company’s directors, other than directors who are also Named Executive Officers listed in the “Summary Compensation Table” above, during the fiscal year ended December 31, 2012.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($) (2)
David Morrell Cole (3)	$19,795	Nil	$230,486	Nil	Nil	$250,281
Robert J. McLeod	$24,000	Nil	$39,174	Nil	Nil	$63,174
Jamie D. Strauss (4)	$8,000	Nil	$230,084	Nil	Nil	$238,084
William E. Threlkeld	$0	Nil	$24,484	Nil	Nil	$24,484
Ewan S. Downie (5) (former director)	$8,000	Nil	$24,484	Nil	Nil	$32,484
TOTAL	$59,795.00	Nil	$548,712.00	Nil	Nil	$608,507.00

(1)
Refer to options granted under the Company’s Option Plan. See “Share-based awards, option-based awards and non-equity incentive plan compensation” below. Based on the fair value of stock options granted to the director obtained by multiplying the number of options granted by their value established according to the Black Scholes option pricing model assuming for 2012 a life expectancy of 5 years, a risk free rate of 1.31% to 1.63%, a forfeiture rate of 0% and volatility of 125% to 126%.

(2)
Compensation information for Jonathan T. Awde, David C. Mathewson and Richard S. Silas, also directors of the Company, is contained in the “Summary Compensation Table” for the Named Executive Officers above.

(3)	Mr. Cole became a director of the Company on March 29, 2012.

(4)	Mr. Strauss became a director of the Company on September 5, 2012.

(5)	Mr. Downie did not stand for re-election as a director of the Company at the annual meeting held on June 13, 2012.

Share-based awards, option-based awards and non-equity incentive plan compensation

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth particulars of all option-based and share-based awards outstanding for each director, who was not a Named Executive Officer, at December 31, 2012:

	Option-based Awards				Share-based Awards (1)
Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option Expiration Date	Value of unexercised in-the-money-options ($) (2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
David Morrell Cole	150,000	$1.82	March 29, 2017	Nil	N/A	N/A
Robert J. McLeod	5,000 50,000 40,000	$0.65 $0.71 $1.16	July 13, 2015 Jan. 25, 2016 Feb. 2, 2017	$3,400 $31,000 $6,800	N/A N/A N/A	N/A N/A N/A
Jamie D.R. Strauss	150,000	$1.81	Sep. 5, 2017	Nil	N/A	N/A
William E. Threlkeld	200,000 25,000	$1.27 $1.16	March 17, 2016 Feb. 2, 2017	$12,000 $4,250	N/A	N/A
TOTAL	765,000			$156,050

(1)	The Company has not granted any share-based awards.

(2)
Based on the difference between the closing price of the Company’s Shares on the Exchange on December 31, 2012 of $1.33 and the stock option exercise price, multiplied by the number of Shares under option.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth particulars of the value of option-based awards and share-based awards which vested during the year ended December 31, 2012, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2012 for each director of the Company who was not a Named Executive Officer:

Name	Option-based awards-Value vested during the year ($) (1)	Share awards – Value during the year on vesting ($) (2)	Non-equity incentive plan compensation-Pay-out during the year ($) (3)
David Morrell Cole	Nil	N/A	N/A
Robert J. McLeod	Nil	N/A	N/A
Jamie D.R. Strauss	Nil	N/A	N/A
William E. Threlkeld	Nil	N/A	N/A
Ewan S. Downie (4)	Nil	N/A	N/A

(1)
This amount is the aggregate dollar value that would have been realized if the options under option based awards had been exercised on the vesting date.  It is determined by the difference between the exercise price of the option and the market price on the date of vesting.  If the option was not-in-the-money then a NIL value was assigned.  As the stock options disclosed in the immediately preceding table under “Outstanding Share-Based Awards and Option-Based Awards” above were fully vested at the time of granting and the exercise price of such options was fixed at the then market price of the Company’s shares, the options were not-in-the-money as of the vesting date.

(2)	The Company has not granted any share-based awards.

(3)	The Company did not pay any non-equity incentive plan compensation during the year ended December 31, 2012.

(4)	Mr. Downie did not stand for re-election as a director of the Company at the annual meeting held on June 13, 2012.

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2012, the Company’s most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	4,220,000	$1.01	4,162,010
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,220,000		4,162,010

PART 6 – AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually certain information in its annual information form concerning the constitution of its audit committee and its relationship with its external auditor in accordance with Form 52-110F1.  Reference is made to the Company’s annual information form dated March 28, 2013 for the fiscal year ended December 31, 2012 (the “AIF”) for disclosure regarding, inter alia, the Company’s audit committee in accordance with Form 52-110F1.  The AIF is available for review on SEDAR under the Company’s profile at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company.

National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines, which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted.

National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) also requires the Company to disclose annually in its Information Circular certain information concerning its corporate governance practices in accordance with the Form 58-101F1, which disclosure is set forth below.

Board of Directors

NP 58-201 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under NI 58-101, which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The Board is currently comprised of seven (7) directors, four (4) (a majority) of whom are “independent” under NI 58-101.

The following table identifies directors (both current and nominated) who are independent and those directors who are not independent under NI 58-101, along with the basis for determining independent status.

Name	Management	Independent	Reason for related status
Jonathan T. Awde	Yes	No	President and Chief Executive Officer
David Morrell Cole	No	Yes	N/A
David C. Mathewson	Yes	No	Vice-President, Exploration
Robert J. McLeod	No	Yes	N/A
Richard S. Silas	Yes	No	Corporate Secretary
Jamie D. Strauss	No	Yes	N/A
William E. Threlkeld	No	Yes	N/A

As of the date of this Information Circular, the directors of the Company are currently directors and/or officers of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows.

Name of Director	Name of Other Reporting Issuer (1)	Position (1)
Jonathan T. Awde	N/A	N/A
David Morrell Cole	Eurasian Minerals Inc.	President, CEO and director
David C. Mathewson	N/A	N/A
Robert J. McLeod	Entourage Metals Ltd. Full Metal Minerals Ltd. Full Metal Zinc Ltd Independence Gold Corp. Inform Resources Corp. Revolution Resources Corp. Vendetta Mining Corp. Vigilante Metals Inc.	Director CEO and director Director Director Director Director Director Director
Richard S. Silas	Blue River Resources Ltd. Spirit Bear Capital Corp.	Director Director
Jamie D. Strauss	Wildhorse Energy Ltd. Altius Minerals Corporation	Director Director
William E. Threlkeld	Seabridge Gold Inc.	Senior Vice-President

(1)	The above information has been provided by the directors and has not been independently verified by the Company.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance; however, at each meeting of the Board, the independent members are afforded the opportunity to meet separately. In order to facilitate open and candid discussion among the independent directors, members are encouraged to meet and discuss matters outside of the board meeting forum. The Board anticipates that such meetings can and will continue to be held in the future, either formally or informally.  During the Company’s fiscal year ended December 31, 2012, the independent members of the Board did not meet without non-independent directors and members of management.

To date, the Company has not appointed an independent Chairman or independent lead director. However, each of the independent directors has significant experience as a director and/or executive officer of publicly traded companies and, therefore, does not require the guidance of an independent Chairman or lead director in exercising his duties as a director.

During the financial year ended December 31, 2012, the Board held one formal board meeting. All other Board decisions were passed by way of consent resolution following informal discussions amongst the directors and management. Subsequent to December 31, 2012, the Board has held one additional meeting. The attendance record for each director for all meetings held since the beginning of the Company’s most recently completed financial year is as follows:

Board Meetings	Attendance of Board Meetings Held	Attendance of Committee Meetings Held	Overall Attendance %
Current Directors
Jonathan T. Awde	2/2	N/A	100%
David Morrell Cole (1)	1/1	5/5	100%
David C. Mathewson	2/2	N/A	100%
Robert J. McLeod	2/2	8/8	100%
Richard S. Silas	2/2	N/A	100%
Jamie D. Strauss (2)	1/1	N/A	100%
William E. Threlkeld	2/2	8/8	100%
Past Directors
Ewan S. Downie (3)	1/1	2/3	75%

Notes:
(1)	Number of meetings attended/held after appointment to the Board on March 29, 2012.
(2)	Number of meetings attended/held after appointment to the Board on September 5, 2012.
(3)	Number of meetings attended/held prior to ceasing to act as a director. Mr. Downie did not stand for re-election as a director at the Company’s annual meeting held on June 13, 2012.

Board Mandate

The mandate of the Board is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company’s affairs directly and through its committees (see “Other Board Committees” below). In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources. The Board also takes responsibility for identifying the principal risks of the Company’s business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable. The Board’s mandate is set out in a formal Charter of Board of Directors, a copy of which is available from the Company upon request.  See Part 8 “OTHER INFORMATION – Additional Information”.

The Board delegates to management, through the Chief Executive Officer and Chief Financial Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

Position Descriptions

In order to delineate the roles and responsibilities of the Chief Executive Officer and Chief Financial Officer, the Board has adopted written terms of reference for each of these positions.

The responsibilities of the Chief Executive Officer include, among other things, subject to the oversight of the Board, general supervision and day to day management of the business of the Company, providing leadership and, in collaboration with the Board, developing and monitoring the Company’s strategic direction, and identifying, assessing and determining priorities for the Company, its management and employees including priorities for improvement of existing operations, growth opportunities and general allocation of financial, management and other resources.

The responsibilities of the Chief Financial Officer include, among other things, responsibility for the overall financial planning and management of the Company and its subsidiaries, leadership and management of the Company’s finance and accounting functions including the Company’s business planning, budgeting and forecasting processes, the integrity of the Company’s accounting systems, sub-systems, internal controls, cash management, the signatories and discretionary authorities, and managing the Company’s relationship with the external auditors and the Company’s financial and business reporting, tax planning, estimating and reporting, and regulatory reporting (corporate and securities).

The Board has also adopted written terms of reference for the chair of each committee of the Company including that each chair must be an independent director. The primary functions of a Board committee chair are to provide effective leadership of the committee for which he or she is appointed as chair, to liaise with management and others, as appropriate, to ensure open and frank communications, and to ensure that the responsibilities and duties of the committee as set out in its charter are being properly discharged.

Orientation and Continuing Education

While the Company has not established a formal orientation and education program for new Board members, the Company is committed to providing such information so as to ensure that new directors are familiar with the Company’s business and the procedures of the Board. Information may include the Company’s corporate and organizational structure, recent filings and financial information, governance documents and important policies and procedures. New directors are also briefed on strategic plans, short, medium and long term corporate objectives and business risks and mitigation strategies. From time to time, the Company also arranges on-site tours of its operations.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies.  Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records.  Reference is made to the table under the heading “Election of Directors” in Part 3 “THE BUSINESS OF THE MEETING” for a description of the current principal occupations of the Company’s Board.

Ethical Business Conduct

The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

The Board itself must comply with the conflict of interest provisions of the Business Corporations Act (British Columbia), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In order to encourage and promote a culture of ethical business conduct, the Board has adopted a Code of Business Conduct and Ethics (the “Code”), which all employees, officers and directors are expected to meet in the performance of their responsibilities. The Code provides a framework for ethical behaviour based on the Company’s mandate, and on applicable laws and regulations, and applies at all levels of the Company, from major decisions to day to day transactions. The Board monitors compliance with the Code. From time to time, matters may be put before the Board where a member has a conflict of interest. When such matters arise, that director declares him or herself as having a conflict of interest and will abstain from participating in the discussions and any vote on that matter. A copy of the Code is available for review on the Company’s website at www.goldstandardv.com.

Nomination of Directors

Given its current size and stage of development, the Board has not appointed a nominating committee and these functions are currently performed by the Board as a whole. Nominees are generally the result of recruitment efforts by Board members, including both formal and informal discussions among Board members and the President, and proposed directors’ credentials are reviewed in advance of a Board meeting with one or more members of the Board prior to the proposed director’s nomination.

Compensation

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld, each of whom is considered “independent” as that term is defined in applicable securities legislation.

All three compensation committee members have direct experience that is relevant to his responsibilities in executive compensation acquired from working as senior executives and/or directors of other publicly traded companies in the junior natural resource sector.

The purpose of the Compensation Committee is to, inter alia, make recommendations to the Board regarding executive compensation (including long-term incentive in the form of stock options) to be paid to the Company’s executive officers having regard to the responsibilities and risks associated with each position.

In addition, compensation to be paid to executive officers who are also directors must be approved by the disinterested directors thereby providing the non-executive officer directors with significant input into compensation decisions.  See Part 4 “EXECUTIVE COMPENSATION – Compensation of Named Executive Officers” above for details of the compensation paid to the Company’s Named Executive Officers and a further discussion of the Company’s philosophy, objectives and processes with respect to executive compensation.

Other Board Committees

At the present time, the Board of Directors of the Company has appointed three formal committees, being the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

The audit committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for the policies and practices relating to integrity of financial and regulatory reporting of the Company, as well as internal controls to achieve the objectives of safeguarding the Company’s assets; reliability of information; and compliance with policies and laws. For further information regarding the mandate of the Company’s audit committee, its specific authority, duties and responsibilities, as well as the Audit Committee Charter, see the Company’s AIF dated March 28, 2013 for the fiscal year ended December 31, 2012, a copy of which is available for review under the Company’s profile on SEDAR at www.sedar.com.

The Compensation Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for making recommendations to the Board regarding executive compensation. See “Compensation” above.

The Corporate Governance Committee is comprised of Robert J. McLeod (Chair), David Morrell Cole and William E. Threlkeld and is primarily responsible for the development and supervision of the Company’s approach to corporate governance issues including, but not limited to, the composition of the Board and its committees, orientation and educational programs for directors and reviewing annually the Company’s corporate governance policies and procedures and making recommendations to the Board with respect thereto.

As the Company grows, and its operations and management structure become more complex, the Board will likely find it appropriate to constitute additional standing committees and to ensure that such committees are governed by written charters and are composed of at least a majority of independent directors.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on the Company’s current size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness and the effectiveness and contribution of its committees or individual directors on an ad hoc basis.

PART 8 – OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

As of the date hereof, there is no indebtedness owing to the Company, any of its subsidiaries or any other entity (where such indebtedness to such other entity is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries) in connection with the purchase of securities or otherwise by any current or former executive officers, directors or employees of the Company or any of its subsidiaries.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No individual who is, or at any time during the most recently completed financial year of the Company was, a director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any one of them is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or any of its subsidiaries (other than in respect of amounts which would constitute routine indebtedness) or to another entity (where such indebtedness to such other entity is, or was at any time during the most recently completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than disclosed herein, no informed person (as such term is defined under applicable securities legislation), proposed nominee for election as a director, or any associate or affiliate of any informed person or proposed nominee, has had a material interest, direct or indirect, in any transaction with the Company or any of its subsidiaries or in any proposed transaction since the beginning of the last completed financial year that has materially affected the Company or any of its subsidiaries or is likely to do so, save and except as follows:

1.
David C. Mathewson, the Vice-President, Exploration and a director of the Company, is the owner of 263 unpatented mining claims which are the subject of certain mining leases forming part of the Company’s CVN project located in Eureka County, Nevada. Pursuant to the terms of such leases, Mr. Mathewson is entitled to receive annual lease payments and royalties as follows:

Description of Lease	Annual Lease Payments	Underlying Royalty Interest
Mining lease and agreement dated August 25, 2008 with respect to 172 unpatented mining claims located in Eureka County, Nevada
US$30,000 per year increasing to US$60,000 on the 6th anniversary and annually thereafter, subject to adjustment every five years for any increase in the consumer price index (CPI) over the prior five year period

4% NSR, subject to buy down, at the lessee’s option, on gold only from 4% to 2% for lump sum payment per royalty point (i.e. 1% NSR) of between US$2,000,000 and US$8,000,000 or more depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 with respect to 91 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

Mining Lease dated August 25, 2008 between KM Exploration, Ltd.,(2) as lessor, and Aurelio, as lessee with respect to 88 unpatented lode mining claims situated in Elko County, Nevada
Until production is achieved, annual lease payments starting a US$20,000 in year 1, increasing by US$5,000 per year until US$50,000 in year 6, after which time annual payments remain constant subject to CPI adjustment every 5 years.

4% NSR, provided that lessee has the option to purchase two “points” (i.e. 2%) of NSR for lump sum payment per royalty point of between US$2,000,000 and US$8,000,000 depending on the average price of gold for the 30 days preceding exercise of option.

JKR Gold first acquired the option to purchase the above mining leases from an arm’s length third party on August 31, 2009.  Subsequent to acquiring such option, Mr. Mathewson was appointed Vice-President, Exploration of JKR Gold.  Effective July 13, 2010, the Company acquired all of the issued and outstanding shares of JKR Gold pursuant to a statutory plan of arrangement.

2.
Pursuant to the terms of his Consulting Agreement, Mr. Mathewson is entitled to receive a net smelter return royalty of 0.5% to 1.0% on all properties generated by him and acquired by the Company, by way of staking or lease, subject to certain provisions including a buy-down provision of the royalty on any leased properties for US$500,000 per 0.5%.

For the above purposes, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of  a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year, none of the other insiders of the Company and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of the directors and the appointment of auditors), save and except for the ratification and approval of the Option Plan as contemplated in Part 3 “THE BUSINESS OF THE MEETING – Annual Ratification of Stock Option Plan”.

MANAGEMENT CONTRACTS

The management functions of the Company are performed by its directors and executive officers and the Company has no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of the Company or private companies controlled by such directors and executive officers. See Part 4 “EXECUTIVE COMPENSATION” for details of the fees paid to the Company’s Named Executive Officers.

OTHER MATTERS

Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

OTHER MATERIAL FACTS

There are no other material facts other than as disclosed herein.

ADDITIONAL INFORMATION

Financial information about the Company is provided in its comparative financial statements and Management’s Discussion and Analysis for the year ended December 31, 2012.  You may obtain copies of such documents without charge upon request to us at Suite 610 – 815 West Hastings Street, Vancouver, B.C., Canada V6C 1B4 – telephone (604) 669 – 5702 / facsimile (604) 687 - 3567.  You may also access such documents, together with the Company’s additional disclosure documents, through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

BOARD APPROVAL

The Board of Directors of the Company has approved the contents and the delivery of the Information Circular to its shareholders.

DATED at Vancouver, British Columbia, as of the 17th day of May, 2013.

BY ORDER OF THE BOARD (signed) “Jonathan T. Awde” Jonathan T. Awde President and Chief Executive Officer

SCHEDULE “A”

ADVANCE NOTICE POLICY

GOLD STANDARD VENTURES CORP.
(the “Company”)

BACKGROUND

This advance notice policy (the “Policy”) has been adopted by the board of directors of the Company with a view providing shareholders, directors and management of the Company with a fair and transparent procedure for nominating directors. This Policy establishes a deadline on or before which a holder(s) of record of the Company’s common shares must submit, in writing, director nominations to the Company prior to any annual or special meeting of shareholders and the information that such holder(s) must include with such nominations in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

By adopting this Policy, the Company seeks to: (i) establish an orderly and efficient process for electing directors at annual general or, if applicable, special meetings of the Company; (ii) ensure all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees to make an informed vote with respect to the election of directors after having been afforded reasonable time and information for appropriate deliberation; and (iii) avoid the potentially negative impact of a relatively small group of dissent shareholders taking control of the board of directors of the Company by way of a surprise proxy vote at an annual or special meeting without paying any premium for such control and without providing the remaining shareholders of the Company with the ability to evaluate and vote on any directors nominated by such dissent shareholders.

The Company believes this Policy is in the best interests of the Company, its shareholders and other stakeholders.

INTERPRETATION

1.          For purposes of this Policy:

(a)	“Annual Meeting” means any annual meeting of shareholders of the Company;

(b)
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such laws and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar securities regulatory authority of each province and territory of Canada;

(c)	“BCA” means the Business Corporations Act (British Columbia), as amended;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Nominating Shareholder” has the meaning ascribed to such term in paragraph 2(c) below;

(f)
"Public Announcement" means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

(g)	“Special Meeting” means any special meeting of shareholders of the Company if one of the purposes for which such meeting is called is the election of directors.

In this Policy, other words and phrases that are capitalized have the meaning assigned in this Policy.

NOMINATIONS OF DIRECTORS

2.	In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders of the Company, persons must be nominated in accordance with one of the following procedures:

(a)	by or at the direction of the Board, including pursuant to a notice of meeting;

(b)
by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Division 7 of the BCA, or a requisition of the shareholders made in accordance with section 167 of the BCA; or

(c)	by any person (a "Nominating Shareholder"):

(i)
who, at the close of business on the date of giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth in this Policy.

3.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must given notice, which is both timely (in accordance with paragraph 4) and in proper written form (in accordance with paragraph 5), to the Secretary of the Company at the principal executive offices of the Company.

4.	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be timely if:

(a)
in the case of an Annual Meeting, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting; provided, however, that in the event that the Annual Meeting is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first Public Announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)
in the case of a Special Meeting (which is not also an Annual Meeting) called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the Special Meeting is made.

For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting of shareholders, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

5.	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be in proper form if:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth:

(i)	the name, age, business address and residential address of the person;

(ii)	the principal occupation or employment of the person;

(iii)	the citizenship of such person;

(iv)
the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(v)
any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws; and

(b)
as to the Nominating Shareholder giving the notice, such notice sets forth full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws.

The Company shall have the right to require any proposed nominee for election as a director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

6.
No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy. Notwithstanding the foregoing, nothing contained in this Policy shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the BCA or the discretion of the Chairman. The Chairman of any Annual Meeting or Special Meeting shall have the power and duty to determine whether any nomination for election of a director has been made in accordance with the procedures set forth in this Policy and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

7.
Notwithstanding any other provision of this Policy, notice given to the Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	The Board may, in its sole discretion, waive any requirement of this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on May 3, 2013 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next Annual Meeting or Special Meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

This Policy will be subject to an annual review by the Board, and will reflect changes as required from time to time by securities regulatory agencies or stock exchanges, or so as to conform to industry standards.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Adopted by the Board with immediate effect on May 3, 2013.

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